EXHIBIT 3

Barristers & Solicitors	McCarthy Tétrault LLP
Patent & Trade-mark Agents	Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto ON M5K 1E6
Canada Telephone: 416 362-1812
Facsimile: 416 868-0673
mccarthy.ca

September 1, 2004

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Ralph Shay and Naizam Kanji

Dear Sirs:

Re:	Non-compliance by MI Developments Inc. with Rule 61-501 in connection with MI Developments Inc.’s purchase of Class A Subordinate Voting Stock of Magna Entertainment Corp. from Fair Enterprise Limited (the “Fair Enterprise Transaction”) and the insider bid to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. (the “Offer”, and together with the Fair Enterprise Transaction, the “Transactions”)

A. Summary and Overview

     This letter responds on behalf of our client, Greenlight Capital, Inc. (“Greenlight”) to the letter dated August 24, 2004 prepared by MID independent committee (“Independent Committee”) counsel (the “MID Response”). The MID Response purports to address the issues raised in a Greenlight letter dated August 10, 2004 (the “Greenlight Complaint”). Capitalized terms not otherwise defined have the meaning ascribed to them in the Greenlight Complaint.

     In summary, we submit that:

1. In substance, MID proposes to acquire the shares of MEC that it does not already own. By artificially breaking this transaction into multiple steps, MID is attempting to circumvent Rule 61-501 and to bring itself within exemptions that are not legally available to it.

2. The MID Response advances arguments to defend its reading of Rule 61-501 that are legally flawed.

3. Nowhere does the MID Response assert that the Fair Enterprise Transaction, the Offer and the subsequent acquisition of MEC Class A Shares not tendered in the Offer through a short-form Delaware merger of MEC (the “Merger”) with a wholly-owned subsidiary of MID are not steps in a single related party transaction. Nowhere does the MID Response assert that if the steps were taken as a single transaction, that a vote would not be required.

4. The Offer and the Fair Enterprise Transaction are not perceived to be fair by significant shareholders of MID. MID has consistently refused to explain why as a matter of fairness and proper corporate governance, the Transactions should not be put to a majority of minority vote under Rule 61-501. The perception of fairness is fundamentally what Rule 61-501 is about. This principle should be of great importance to OSC Staff in reaching a conclusion as to whether MID should be compelled to comply with the majority of minority approval requirements of Rule 61-501.

5. The MID Response misconceives the scope of the Commission’s power to intervene in these circumstances. There is ample jurisdiction to intervene in order to mandate shareholder approval of the Transactions.

6. The MID Response extols the process followed to date by the Independent Committee. Yet its description of that process validates Greenlight assertions in the Greenlight Complaint about the extent of Mr. Stronach’s influence over the MEC transaction as originally proposed.

B. Response of Greenlight to MID Analysis of Rule 61-501

1. The Fair Enterprise Transaction, the Offer, and the Merger are “connected transactions” under Rule 61-501

     The aim of Rule 61-501 is to aggregate temporally linked transactions for the purposes of applying the 25% of market capitalization exemption (the “25% Exemption”).1 On our facts, each of the Offer, the Fair Enterprise Transaction, the exercise or acquisition of convertible securities in connection with the Offer or Merger respectively and the Merger itself are to be completed at about the same time for the sole purpose of the going-private transaction of MEC. They can fairly be regarded as steps or facets of a single transaction, or at the very least as “connected transactions”.

     To suggest that the Transactions are not related or conditional on each other is implausible. The MI response itself states that “Mr. Stronach agreed to the Fair Enterprise Purchase, but requested that should the Offer not be completed, the Fair Enterprise Purchase should be unwound because his agreement to sell the MEC shares held by Fair Enterprise was related to his support of the Offer.”2 [emphasis added] Furthermore, the MI Response concedes the linkage because “if MID does not acquire all the outstanding MEC Class A Shares by December 30, 2004, or, prior to such date, MID publicly announces that it is abandoning the privatization of MEC, then Fair Enterprise has the option to repurchase the MEC Class A Shares”3 and Frank Stronach committed that he would exercise that option.4

1 See for example the definition of “connected transaction” in Rule 61-501 and section 2.8 of the Companion Policy.

2 MID Response, para. 36

3 MID Response, para. 23

4 See the transcript of the August 23 conference call with Frank Stronach, Exhibit Book, tab 1, p. 17.:

Caller: “Are you willing to live with a situation where if the deal does not go through, that the shares do not go back to Fair Enterprises?”

Frank Stronach: “No, they gotta go back. They gotta go back, because then MEC would remain as a separate public company.”

     Given the linkage between the Fair Enterprise Purchase and the Offer, a majority of minority vote is required. The MID Response acknowledges that the Fair Enterprise Purchase by itself would require a shareholder vote, but for the 25% Exemption. Once it is linked to the other transactions, the Fair Enterprise Purchase itself would require a vote, and conversely the Transactions taken together would require a vote as well.

     The definition of a “connected transaction” envisages “two or more transactions that have at least one party in common (Mr. Stronach, MID), directly or indirectly” and that are either (a) “negotiated or completed at approximately the same time” or are structured in such a way that (b) “the completion of at least one of the transactions is conditional on the completion of each of the other transactions.” 5

     In this case, both conditions are met. The Independent Committee counsel goes to great lengths to try to separate the two steps in the transaction by placing heavy emphasis on the fact that one step is completed the day before another: “on July 12, 2004 prior to the approval of the Offer by the board of MID and on the day prior to the announcement of the Offer, MID purchased 3,682,515 MEC Class A Shares from Fair Enterprise.” 6 It is very clear, however, that the transactions were considered at “approximately the same time” and thought of as a single transaction, since “on July 12, 2004, the Independent Committee unanimously approved each of the Fair Enterprise Purchase and the Offer as in MID’s best interests.” 7 In fact, both transactions were announced in a single press release. Finally, the ability for Fair Enterprise to unwind the transaction if all of the MEC Class A Shares are not acquired clearly makes the Fair Enterprise Purchase conditional on both the Offer and subsequent Merger.

2. The Offer is clearly a transaction between MID and MEC and is therefore a “related party transaction”

     The MID Response states that the Offer is not a transaction “between” MID and MEC8 and is therefore not a “related party transaction.” We submit that the Offer is in fact a transaction between MID and MEC for the following reasons:

(a) The term “transaction” is not defined in Rule 61-501 and various statements in the Companion Policy clearly state that a transaction can consist of a series of inter-related steps. 9 One of the most crucial steps associated with the Offer is the preparation under the supervision of MEC’s independent committee of a valuation of the MEC securities.10 The Offer cannot formally be made without this valuation nor can MID unilaterally cause the Offer to be commenced without it. Because of this mandated interaction between MID and MEC, it is both artificial and incorrect to suggest, as the MID Response does, that the transaction is only “between” MID and MEC’s shareholders. An accurate way of characterizing the transaction is that it is a transaction between MID, MEC and MEC’s shareholders.

[5]	Rule 61-501, definition of “connected transaction”.

[6]	MID Response, para. 21.

[7]	MID Response, para. 31.

[8]	MID Response p.2 and paras. 42 to 44.

[9]	Companion Policy to Rule 61-501 para 2.8(2).

[10]	See Companion Policy to Rule 61-501, Part 5.

(b) It is typical in a friendly insider bid for the take-over document and a supportive directors’ circular to be simultaneously sent to the offeree issuer’s shareholders.11 A simultaneous joint recommendation by MID and MEC to the MEC shareholders certainly reinforces the image of the Offer as being in substance a creature of both MID and MEC.

(c) The back-end Merger between MID and MEC is clearly another crucial step in the overall transaction and is “between” MID and MEC. If it fails, Mr. Stronach has the option to unwind the related Fair Enterprise Purchase and has indicated that he will exercise that right.

(d) When the Fair Enterprise Purchase is factored in as a connected transaction, the transaction can fairly be characterized as between MID, MEC, MEC’s shareholders, and Mr. Stronach.

3. The “Downstream Exemption” is not available to MID

     The MID Response states that even if the Offer is between MID and MEC, it is exempt as a “downstream transaction” pursuant to section 5.1(g) of Rule 61-501.

     We submit that this exemption is not available for two reasons:

(a) The Offer is not a downstream transaction in any sense. In substance, such transactions have only two parties: an issuer and a subsidiary. The Transactions together constitute a multi-party transaction “between” MID and MEC, MEC’s shareholders and Mr. Stronach as explained above. The MID Response somewhat distorts the origins of the exemption which dates back to language in the 1991 Policy 9.1 which provided a valuation exemption for asset transfers or securities issuances to a subsidiary and was expanded the next year to include upstream and downstream asset transfer and issuances between parent and subsidiary. The current downstream exemption is simply inapplicable to a transaction that in addition to being between MID and MEC also directly involves MEC’s minority shareholders.

(b) The definition of “downstream transaction” requires that MID be the “control block holder” of MEC.12 To be a “control block holder” MID must be the party that beneficially owns or exercises control or direction of the MID investment in MEC.13 As pointed out in the Greenlight Complaint14 Frank Stronach, not MID, is the control block holder of MEC. Mr. Stronach holds almost 75% of the votes attaching to MID’s voting securities. It is wholly artificial to portray MID as being the party effectively in control of MEC when the current composition of the MID board is within Mr. Stronach’s control. The handling of the August 23 conference call in which Mr. Stronach’s interventions apparently made it impossible for the newly approved CEO to answer questions put to him drives home the point vividly.15

4. The 25% of Market Capitalization Exemption is not available to MID

[11]	This appears to be what was envisaged at the time of announcement of the transaction. See Greenlight Complaint, Exhibit 6: “The offering material will contain information concerning the transaction, MID and MEC”.

[12]	Rule 61-501, definition of “downstream transaction”.

[13]	Rule 61-501, definition of “control block holder”.

[14]	Greenlight Complaint p.3 and note 3.

[15]	Exhibit Book, tab 1, p. 12. Frank Stronach: (intervening before the new CEO can answer a question just put to him) “I called the press conference, so if you’ve got a question, you ask me at this time.”

     The MID Response incorrectly concludes that the 25% of market capitalization exemption (the “25% Exemption”) is available in respect of the Offer when the Offer is viewed as a related party transaction.16

     The MID analysis is flawed for the following reasons:

(a)	To advance the argument at all, MID has to make the entirely artificial argument that the Merger is “separate” from the Offer in order to fit the Offer within the 25% Exemption. This is inappropriate because as described above the Merger is dependent on the success of the Offer and is therefore inextricably linked (the Merger is simply a mechanical step in order to complete the privatization of MEC).

(b)	MID fails to correctly calculate the value of the “subject matter of the transaction” by including the convertible securities for the purposes of applying the 25% Exemption.

(c)	The June 30 “date of agreement” used by MID for the purposes at arriving at market capitalization values is not the appropriate date. That date is in the future.

25% Market Capitalization Calculation incorrectly excludes assets

     Even if the reference point for the 25% Exemption were June 30, 2004, the date identified in the MID Response, the 25% Exemption would not be available because MID incorrectly excludes from its calculation of the value of securities to be acquired under the Offer, the value of MEC convertible securities that could be exercised and tendered or exchanged under the Merger. Including these securities clearly places the overall consideration beyond the 25% Exemption.

     The MID Response asserts that because these securities are not the subject of a specific offer under the Offer, they should be disregarded as they are not literally “involved in the Offer.”17 This argument reflects both an artificial characterization of the facts and an incorrect reading of the rules. It should be rejected for the following reasons:

• Convertible securities that may be converted into securities that are subject to the Offer are clearly “involved” in the Offer in that they are affected or implicated by the Offer. It is entirely typical to address outstanding convertible securities under a take-over bid exclusively by relying on holders to convert or exchange rather than by mounting separate offers for each class of convertible security.

• The 25% Exemption contemplates inclusion of “warrants, options or other instruments providing for the possible future purchase of securities"18 because they ultimately dilute the minority shareholders which the rule was designed to protect. In particular, the rule clearly

[16]	MID Response, para 40 and following. The exemption from the requirements in respect of related party transactions is set forth in section 5.5(2) of Rule 61-501 and is referred to herein as the “25% Exemption”.

[17]	MID Response, para 50.

[18]	Rule 61-501 para. 5.5-2.(d)

states that “the calculation of the fair market value for the initial transaction shall include the fair market value, as of the time the initial transaction is agreed to, of the maximum number of securities or other consideration that the issuer may be required to issue or pay in the future transaction.” If shares are taken up under the Offer, the MEC convertible securities will be exchanged in the back-end Merger for MID convertible securities and these additional securities would be caught by the words just quoted.

• A fundamental principle of Ontario take-over bid law is to “look through” a convertible security and treat it as the underlying security.19

Agreement Date used by MID not appropriate

     The 25% Exemption requires the application of a formula based on 25% of the MID market capitalization “at the time the transaction is agreed to.” According to the Companion Policy, the time a transaction is agreed to is the time when there is a “legally binding commitment to proceed.” In respect of the Offer, there is currently no legally binding commitment to proceed. The Offer has not been made in any formal sense, cannot be made until the valuation of the MEC shares is available, and will not give rise to “any legally binding commitment” unless and until the conditions to the Offer are satisfied or waived and shares are taken up under it. The Fair Enterprise Transaction was arguably the subject of a legally binding commitment as of July 12, 2004 but was amended as of August 24, 2004 without the Offer having yet been made and is certain to be reversed if the Offer does not succeed.

     Greenlight views the Offer, the Fair Enterprise Transaction and the Merger as a single transaction accomplished in several steps. Mr. Stronach has committed to unwind the Fair Enterprise Transaction if the Offer does not succeed. Therefore the only circumstance in which the sale contemplated by the Fair Enterprise Transaction will actually take effect or the Offer will be transformed into a legally binding commitment is a date in the indefinite future when shares are taken up under the Offer or acquired under the subsequent Merger or the Offer is withdrawn.

     An alternative criterion identified in the Companion Policy to Rule 61-501 as a basis for identifying the “time of agreement” is when MID’s board of directors determines to proceed with the transaction. This too is both prospective and indeterminate because as recently as August 23, 2004, Mr. Stronach indicated in the course of a conference call following CEO Brian Tobin’s resignation that MID directors would revisit the Offer and consider whether it could be improved.20 Also, the MID Board will need to consider the valuation prepared under MEC’s supervision and decide whether to proceed with a definitive offer for the announced consideration. That step has not been taken yet. That step will be taken at some point in the future and is not currently known.

5. The Offer itself is also a “related party transaction” by virtue of Mr. Stronach’s stock options

[19]	OSA, section 90.

[20]	See Exhibit Book, tab 1, p. 16.

     Contrary to the MID Response21, the Offer itself is also a related party transaction because Mr. Stronach holds “in-the-money” MEC stock options which entitle him to acquire 1,000,000 shares of MEC Class A Stock. These options are estimated to have a current valuation range of $2 million to $3 million, far exceeding the “valuable consideration” threshold within the “related party transaction” definition of Rule 61-501. In addition, Mr. Stronach is an associate of the Magna Plans which own, in aggregate 647,290 shares of MEC Class A Stock that may be tendered into the Offer.

C. MID Response Overlooks Substance of Transaction and Misconceives OSC Jurisdiction

     Beyond a violation of Rule 61-501, the OSC Staff should consider various other factors surrounding the Transactions which are unusually controversial. The Transactions have generated criticism not only from Greenlight but from other MID shareholders as evidenced, for example, by the transcripts of the MID conference calls of August 11 and August 23 which are included in the accompanying Exhibit Book at tabs 1 and 2.22 We understand OSC Staff also have had numerous phone calls from shareholders opposed to the Offer. Since the announcement of the proposed Offer, MID market capitalization has declined by 12%. The chief executive officer of MID and another director of MID have both resigned in the wake of, and most likely as a result of, the Transactions (both were also directors of MEC and had intimate knowledge of the internal dealings in both companies). The information provided by MID to explain the resignations is unsatisfactory. Mr. Davis retired for “personal and health reasons” even as the Globe and Mail on August 21 quoted a source saying that “his health is fine,” and Mr. Tobin resigned “to pursue other business opportunities.” Shareholders would be better served with more transparent disclosure as to why key players are leaving MID at a time of controversy. This lends further support to Greenlight’s contention that this transaction lacks the appearance of fairness and should be put to a vote or stopped on public interest grounds. On

21 MID Response, paras. 42-44

22 For example, see the transcript of the August 11 conference call at Exhibit Book, tab 2, p. 9:

Caller: I think Brian Tobin has said several times now that the reason why he structured the [Fair Enterprise] transaction as such was so that Stronach wouldn’t benefit. That is fine. If that is the reason then why don’t you have this transaction go out for shareholder approval at the MID level?

Brian Tobin: The transaction is structured in a way that does not require MID shareholder approval.

Caller: Right. That is because you went around this rule at the Ontario Securities Commission. If you could...

Brian Tobin: No, that I categorically deny. The transaction as structured does not require shareholder approval. So why do you take a step that is not necessary?

Caller: Because it is good corporate governance...

Further, from the August 23 call at Exhibit Book, tab 1:

Caller: OK, I think the main point that I would like to make and ask — I know you say that the boards have approved it and you’re going to leave it to the boards, but the boards are ever-changing, and you have people like Brian Tobin, who has recently left. He-s no longer on the board. So my point would be why not take this to a shareholder vote? I’m convinced — and we would be very, very satisfied if it won in a shareholder vote, we’d be very satisfied to say, “Go ahead with the transaction,” so why not take it shareholders?

Frank Stronach: Well, first all, again, we operate within a leading framework. Institutions sometimes have different — they are driven by different motives. To institutions, sometimes a week is a lifetime, we have stakeholders, so it’s, again, like I said before, this company will not be driven by institutions alone. We recognize them, we welcome their participation, we will listen. We’re not looking for confrontations, and I said before, we will analyze it, see if we come up with something better, where we get more shareholders, maybe in favor of that, we will analyze it. But look, we have laws and we respect the laws, and I hope at any time, if a shareholder doesn’t like it, look, it’s still a free market, right?

August 30, the departure of the MID Chief Operating Officer was announced. It is remarkable that in light of these developments the MID Response does not acknowledge either the extent of the controversy or its impact on MID. Nor does the MID Response deal at all convincingly with those portions of the Greenlight Complaint23 in which an explanation is presented as to how MID management shaped and reinforced investor expectations that MID was and would remain a real estate company. Greenlight stands by the suggestions made in the Greenlight Complaint that management has consistently reinforced expectations about MID’s ongoing business as a real estate company. The boilerplate legal language quoted on paragraph 63 of the MID Response can hardly be taken as a harbinger of the Transactions. As already discussed extensively in the Greenlight Complaint, MID, through investor presentations and conference calls, explicitly portrayed itself in the marketplace as a low-risk real estate business focusing on stable industrial and commercial properties with no intention to increase its equity ownership in MEC.

     These factors should be taken into account by the OSC Staff because they go to the public interest mandate of the Commission and the clearly enunciated principles underlying Rule 61-501. Paragraph 1.1 of the Companion Policy to Rule 61-501 explicitly requires that all securityholders be treated in a manner that is fair and also that is perceived to be fair. As evidenced by the transcript of its August 23 conference call24 MID has a significant perception problem and is not dealing with it except by making certain minor band-aid changes to the Fair Enterprise Transaction. It has been clear for over twenty years that the Commission can intervene to prevent the frustration of legitimate shareholder expectations even in circumstances where there is no demonstrable violation of a legal requirement25 or some other remedy is available.26

     The present situation is even more compelling because, substantively, the principles of Rule 61-501 are not being respected. Greenlight has heard from many shareholders and based on the MID conference calls of both August 11 and August 23, there is undoubtedly a widespread perception on the part of MID shareholders that the Offer and the Fair Enterprise Transaction ought to be approved by majority of minority vote under Rule 61-501 and on basic principles of corporate governance.

     The suggestion made in the MID Response27 that the Commission is without jurisdiction to mandate minority approval in these circumstances fundamentally misconceives the Commission’s power to intervene. There is ample jurisdiction in the Commission under section 127 to restrain the MID offer entirely by a cease trading order28 or to find that Rule 61-501 has not been complied with and to order that in consequence MID should provide an information circular to its shareholders that is appropriately responsive to the majority of minority requirements of Rule 61-501.29 The offer has not yet been made. Requiring compliance with the majority of minority requirements of Rule 61-501 would not be particularly disruptive and MID has not explained why in principle such a vote would be objectionable in the circumstances.

[23]	Greenlight Complaint, p. 7-9 (“Market reaction to the Transactions”).

[24]	Exhibit Book, tab 1.

[25]	Re Canadian Tire Corporation [1987] Carswell Ont 128 at para 159 -162. See tab 4 of Exhibit Book.

[26]	Re Cablecasting Limited [1978] OSCB 37 at pp 41-43 (See tab 3 of Exhibit Book).

[27]	MID Response, p. 2.

[28]	Ontario Securities Act (“OSA”), para. 127(1)4.

[29]	OSA, s. 127(1)5.

D. MID’s Independent Committee Process Raises Concerns

The MID Response extols the quality of the Independent Committee process but the selective and slanted description provided in the MID Response is concerning to Greenlight and should also be of concern to OSC Staff for the following reasons:

1. The mandate of the Independent Committee since January 2004 has been far broader than a consideration of the Offer and has extended to related party transactions not just with MEC, but other related parties.30

2. The Committee has met ten times over five months31 to discharge its mandate. It is safe to assume that the Offer and the Fair Enterprise Transaction were not the only transactions considered and the evolution to the current structure is highly relevant to the ultimate characterization of the Offer and the Fair Enterprise Transaction as a single related party transaction. In our respectful submission, the OSC Staff should seek elaboration on this evolution from MID’s Independent Committee.

3. It is clear that contrary to the impression left by the MID public disclosure that Mr. Stronach has stepped away from the process, the Independent Committee has in fact had an extensive indirect ongoing dialogue with Mr. Stronach using MID management as a go-between.32

4. One of the explanations offered for the Offer by CEO Brian Tobin on behalf of MID management shortly after the Offer was announced was to free management from the constant project by project distraction of dealing with the “Frank Stronach related party transactions”:

“The Frank Stronach related party transactions between the two public companies are difficult to structure on a project-by-project basis and a privatization will eliminate many of these management distractions.”33

5. The change to the Fair Enterprise Transaction described and documented in the MID Response is an implicit acknowledgment that the original arrangement agreed to by the MID Independent Committee was objectionable. Greenlight does not accept the suggestion made in paragraph 56 of the MID Response that the Fair Enterprise Transaction benefits MID. Whether or not the MEC shares are to be acquired at a lower price does not make the overall transaction beneficial to MID. Greenlight believes that any purchase of MEC shares by MID, particularly with undervalued MID stock as currency destroys value for MID shareholders. Further, the Fair Enterprise Transaction has attracted adverse publicity and has had to be restructured. It has contributed to a significant decline in the value of MID’s market valuation and appears to have contributed to or to have precipitated management defections and board resignations.

[30]	MID Response, para. 30.

[31]	MID Response at p.2.

[32]	For instance, see Frank Stronach letter accompanying MID Response. “We were approached by management of MID at the request of the independent committee...”. See also Greenlight Complaint, Exhibit 6 p. 3.

[33]	Brian Tobin in the course of a conference call to explain the Offer and the Fair Enterprise Transaction. See Greenlight Complaint, Exhibit 6, p 3.

6. Greenlight continues to believe that in reality, Mr. Stronach was enormously influential in arriving at the ultimate form of the Transactions and continues to set the tone for MID’s response to shareholder objections to the Transactions. Nothing in the MID Response contradicts the assertion made in the Greenlight Complaint that he was involved heavily in the transaction discussions. While it might literally be true that Mr. Stronach did not “initiate” the Offer and the Fair Enterprise Transaction, 34 this careful choice of language was as far as counsel for the Independent Committee was prepared to go in describing his role. The actual extent of Mr. Stronach’s interaction with the Independent Committee through management (or directly) is left completely unaddressed in the MID Response.

7. In the wake of the Brian Tobin resignation at a time when the Offer and the Fair Enterprise Transaction were the object of intense interest and scrutiny, Mr. Stronach and not the MID Independent Committee chose to intervene directly to defend the Transactions in the August 23 conference call. The new CEO was not allowed by Mr. Stronach to answer a single question or even express his personal “feelings” about the Transactions.35

8. At the conference call, Mr. Stronach rather than the MID Independent Committee indicated that the Transactions would be reconsidered by the MID Board suggesting once again the broad scope of his decision-making authority and influence on process.

9. The delivery of the MID Response was delayed until after Mr. Stronach’s news conference and apparently he had not agreed to the change in the way that the unwinding option could be exercised in connection with the Fair Enterprise Transaction until after the August 23 call or reveal in the course of the call that he was entertaining such a change.

     In summary, nothing in the MID Response alters Greenlight’s view of the Fair Enterprise Transaction and the Offer as integrally connected steps in a single transaction that is widely perceived by MID shareholders to be unfair. If anything the MID Response reinforces Greenlight’s view. MID ignores the controversy surrounding the Offer. MID’s account of its own process leaves disturbing gaps. In particular, the MID Response invites the inference that Mr. Stronach’s influence on the Offer was much greater than the MID Independent Committee is prepared to admit. Beyond confirming that Frank Stronach did not initiate the Offer and the Fair Enterprise Transaction and did not get into the details of the transaction structure, the MID Response does not contradict Greenlight’s assertion that Mr. Stronach’s influence was significant. This impression has only been reinforced by the fact that Mr. Stronach rather than the MID Independent Committee chair or the new MID CEO handled any questions about the Offer at the August 23 conference call organized by Mr. Stronach.

     The response of MID Independent Committee counsel on the specifics of the Rule 61-501 violations alleged by Greenlight reflects a reading of the rules that we submit is flawed not only in its interpretation of the words of Rule 61-501 but also in its appreciation of its policy

[34]	MID Response at para 32.

[35]	Exhibit Book, tab 1, p. 12.

underpinnings. Greenlight is simply asking the OSC Staff intervene to require that MID hold a meeting of the minority holders of MID Class A Stock to consider and vote on the Transactions.

     We are available to discuss this letter at the convenience of OSC Staff.

Yours very truly,

/s/ René Sorell

René Sorell

cc:	Daniel Roitman, Greenlight Capital, Inc.
Kathy Friday, Akin, Gump, Strauss, Hauer & Feld, L.L.P
Vincent Mercier, Davis Ward Phillips & Vineberg LLP
Frank Stronach, MI Developments Inc.